The Target Portfolio Trust

655 Broad Street

Newark, New Jersey 07102

December 22, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Ms. Jaea Hahn

Re: The Target Portfolio Trust---Prudential QMA Small-Cap Value Fund

Registration Statement on Form N-1A
Post-Effective Amendment No. 71 Under the Securities Act of 1933

File No. 33-50476

Request for Acceleration of Registration Statement Effectiveness

Dear Ms. Hahn:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, the Trust respectfully requests the effectiveness of the above-referenced post-effective amendment to its registration statement (the “Registration Statement”) on Form N-1A be accelerated to December 27, 2017, or as soon thereafter as practicable.

Please note that we acknowledge the following:

• should the Securities and Exchange Commission (the “Commission”) or the staff (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the Trust may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Jonathan D. Shain

Name: Jonathan D. Shain

Title: Assistant Secretary